Exhibit 99.1

RODEDAWG INTL. IND., INC.

120 Vantis #300

Aliso Viejo, CA 92656

April 17, 2023

Randy Wyner

Dear Sir:

Re:        Letter of Intent - Rodedaw2 Intl. Ind., Inc. Chron Maywood LLC

This letter, when countersigned by you, will serve to confirm the preliminary agreement (the “Agreement”) between Rodedawg Intl. Ind., Inc. (“Rodedawg”) and Chron Maywood LLC. (“Chron”) and to serve as a basis for a more formal agreement that will contain additional material terms and conditions that are consistent with the terms of this Agreement.

The terms and conditions of our Agreement are as follows:

1.	Chron Maywood LLC. is the owner of a majority interest and controlling voting rights in ChronMaywood LLC and managing Partner of Licensed Cannabis Property Located at 5415 Maywood Ave, Maywood Ca.

2.	Rodedawg will have access to Create Products and Distribute Products under the Compliant control of Chron's Cannabis License.

3.	Rodedawg to perform audits of current operation to ensure:

a.	Compliance with all state and city cannabis regulations
b.	Perform SOP audit to ensure compliance
c.	Recommend changes to product line and procedures to best fit current market and ensure best and fastest revenue growth.

4.	The term of this agreement is 3 months at which time we will This preliminary agreement can be terminated unilaterally by either party as the spirit of the deal is to discover a mutually beneficial relationship.

Yours truly,

RODEDAWG INTL. IND. INC.

Per: /s/ Chris Swartz

Chris Swartz	Agreed and accepted by: Randall Wyner
CEO
Rodedawg Intl. Ind., Inc.	Date 4-19-23 /s/ Randall Wyner